82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

February 7, 2003

03003956

03 FEB 24 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on February 7, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

Karen Nestoruk
Secretary

/kn
enclosure

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

dlw 3/3

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

February 7, 2003
12g3-2(b) Exemption #82-1856
Form 20-F File No. 0-29588
Trading Symbol: AFR

African Metals Announces New Director and Investor Relations Agreement.

VANCOUVER, BC – Willis W. Osborne, President of African Metals Corporation (TSX Venture Exchange AFR) is pleased to announce that Mamadou Keita has agreed to stand as a Director of the Company and that an agreement has been signed between the Company and James Mathers for investor relations services.

Mr. Keita received his Ingenieur Degree (Geology) from National School of Ingenieurs (Mali) in 1969 and M.Sc. (Minera) from the Mining Institute of Petersburg, (Russia) in 1978. In 1979 he was made the representative for the Government of Mali in a major diamond exploration project in the western Mali which was carried out through the Malian and French Governments. He later was made the Chief Geologist of a regional geological and geochemical survey for gold in western Mali by the Direction Nationale de la Geologie et des Mines of the Malian Ministere des Mines.

Under the terms of the Investor Relations agreement, Mr. Mathers will work for a minimum of two months for the Company in contacting shareholders and potential investors to inform them of Company activities and to explain the potential of the Company projects. For his efforts, Mr. Mathers will be receiving $1,500.00 per month. After the initial 2 months period either African Metals or Mr. Mathers can cancel the arrangement at any time.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Signed"
Willis W. Osborne
President & Director